United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2017
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

EXCERPT OF THE MINUTES OF THE
ORDINARY BOARD OF DIRECTORS MEETING

On December 14th, 2017, at 09:30am, met, ordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, the effective members Messrs. Gueitiro Matsuo Genso – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Dan Conrado, Eduardo de Salles Bartolomeo, Eduardo Refinetti Guardia, Denise Pauli Pavarina, Isabella Saboya de Albuquerque, Lucio Azevedo, Marcel Juviniano Barros, Oscar Augusto de Camargo Filho and Sandra Maria Guerra de Azevedo, and the alternate, acting and effective member, Mr. Yoshitomo Nishimitsu. Mr. Luiz Gustavo Gouvêa, Secretary of Governance of Vale S.A. (“Vale”), acted as Secretary. Accordingly, the following matter was unanimously resolved: “JCP 2017 – (…) the Board of Directors approved, with assents of the Financial Committee and Fiscal Council, as mentioned by the member of the Fiscal Council Mr. Marcus Vinicius Dias Severini, who attended the meeting according to article 163 § 3º of the Brazilian Corporate Law 6.404/76, the payment in advance of shareholder’s compensation to be made on March 15, 2018, in the total gross amount of R$2,182,466,504.13, to be paid as interest in shareholders' equity, related to the anticipation of the Company’s result for the year 2017, equivalent to the total gross amount of R$0,419912462 per outstanding common share and per special class preferred share issued by Vale, those aggregate values are subject to withholding income tax at the current applicable rate. The remuneration will be paid based on net profits according the balance sheet as of September 30, 2017. All shareholders who hold Vale’s shares at the record dates will have the right to receive the remuneration. The record date for the owners of shares traded on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) in December 21, 2017 and the record date for the holders of American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (NYSE) and Euronext Paris is December 22, 2017. Vale shares and ADRs will be traded ex-dividend on B3, NYSE and Euronext Paris as of December 22, 2017. (…). ” I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, 14th December, 2017.

Luiz Gustavo Gouvêa
Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date December 14, 2017	By:	/s/ André Figueiredo
Director of Investor Relations